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                                                                     Exhibit 3.1

                    RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                               GLASSTECH, INC.

                   FIRST: The name of the corporation (the "Corporation") is Glasstech, Inc.

                   SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

                   THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                   FOURTH: The total number of shares which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, par value $.01 per share.

                   FIFTH: The Board of Directors is authorized to make, alter or repeal the By-laws of the Corporation.

                   SIXTH: Meetings of stockholders shall be held at such place, within or without the State of Delaware, as may be designated by or in the manner provided in the By-Laws of the Corporation, or, if not so designated, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot except and to the extent provided in the By-Laws of the Corporation.


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                   SEVENTH: Any one or more directors may be removed with or
without cause, by the vote or written consent of the holders of a majority of the issued and outstanding shares of stock of the Corporation entitled to be voted at an election of directors.

                   EIGHTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights of the stockholders herein are subject to this reservation.

                   NINTH: To the full extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws presently or hereafter in effect, no director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation. Any repeal or modification of this Article Tenth shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

                   TENTH: Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person),

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shall be indemnified by the Corporation to the full extent permitted by the
General Corporation Law of the State of Delaware or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article Eleventh. Any repeal or modification of this Article Eleventh shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.


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